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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly held Company

CNPJ/MF nº 07.689.002/0001-89

NIRE 35.300.325.761

NOTICE TO SHAREHOLDERS

Embraer S.A. (“Company”) hereby informs its shareholders and the market in general that, on this date:

Company's Board of Directors declared in a meeting held today, the Interest on Equity, referring to the 3rd quarter of the current fiscal year (“IoE”), which will end on December 31, 2026, in the total amount of R$ 154,000,000.00, equivalent to R$ 0.21634283532 per ordinary share issued by the Company, ad referendum of the Company's Annual Shareholders' Meeting that will resolve on the financial statements related to the current fiscal year, in accordance with article 51, paragraph 3rd, of the Company’s bylaws. The IoE will be imputed to the mandatory dividends to be paid by the Company in relation to the current fiscal year, such amount integrating the amount of dividends distributed for all the effects provided for in the corporate legislation.

Will be entitled to receive the IoE the people registered as shareholders of the Company at the close of trading on B3 - Brasil, Bolsa, Balcão S.A. (“B3”) on September 21, 2026 (“Record Date”), respecting trades carried out up to and including this date; the shares issued by the Company and the American Depositary Shares (“ADSs”) traded on the New York Stock Exchange (“NYSE”) will be traded ex-3rd quarter IoE on B3 as of September 22, 2026 (“Ex-IoE B3 Date”), and on NYSE as of September 23, 2026 (“Ex-IoE NYSE Date”); the IoE will be paid on May 24, 2027 (“Payment Deadline”), and the payment will occur without any adjustment or additional remuneration in relation to the amount approved; in relation to the ADSs, the payment of the IoE will be carried out according to the rules defined by the depositary bank, JPMorgan Chase N.A.

The amount per Share or per ADSs to be paid in the form of IoE may vary slightly until the cut-off dates as a result of cancellation or disposal of shares issued by the Company and currently held in treasury shares. If applicable, the Company will issue a new Notice to Shareholders informing them of the final amount per Share/ADSs.

São José dos Campos, August 13, 2026.

Felipe Santana Santiago de Lima

Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations